SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: December 31, 2007		Title:	General Counsel

December 31, 2007
MAXCOM TELECOMUNICACIONES ANNOUNCES EXPIRATION OF THE
EXCHANGE OFFER FOR ITS 11% SENIOR NOTES DUE 2014
Mexico City, MEXICO, December 31, 2007 (NYSE: MXT, BMV: MAXCOM.CPO) — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”), announced today the expiration of its offer, upon the terms and subject to the conditions set forth in the prospectus dated November 16, 2007 (as supplemented from time to time), to exchange an aggregate principal amount of U.S.$200 million of its 11% Senior Notes Due 2014 originally issued on December 20, 2006, January 10, 2007 and September 5, 2007 (collectively, the “Existing Notes”) for a like amount of 11% Senior Due 2014 which have been registered with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933.
The exchange offer expired on December 28, 2007 at 5:00 p.m., New York City Time. Approximately U.S.$11.3 million in aggregate principal amount (or 100%) of the outstanding 11% Senior Notes issued pursuant to Regulation 144A under CUSIP numbers 57773AAG7 and 57773AAH5 were tendered upon expiration of the exchange offer. Approximately U.S.$188.2 million in aggregate principal amount of the outstanding 11% Senior Notes issued pursuant to Regulation S under CUSIP numbers P6464EAE8 and P6464EAG3 (or 99.7%) were tendered upon expiration of the exchange offer. The Existing Notes which were not tendered in the exchange offer will remain subject to existing transfer restrictions.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any Existing Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which or to any persons to whom such offering, solicitation or sale would be unlawful.
Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005	Lucia Domville New York City, NY (646) 284-9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.